UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of   May 2006

Commission File Number 0-29586

 EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)

Date: May 4, 2006               By:____”Sandra J. Hall”____ ______
Sandra J. Hall,
President, Secretary & Director

EnerNorth Industries Inc.

Consolidated Financial Statements
Third Quarter
March 31, 2006
(Unaudited)
(Expressed in Canadian Dollars)

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of EnerNorth Industries Inc. consisting of the Consolidated Balance Sheet as at March 31, 2006, Consolidated Statements of Operations and Deficit and Consolidated Statements of Cash Flows and notes thereto for the period ended March 31, 2006. All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these interim consolidated financial statements.

1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1
416-861-1484 www.enernorth.com

EnerNorth Industries Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
	March 31, 2006	June 30, 2005
(unaudited)		(audited	)

ASSETS
Current
Cash and cash equivalents	$1,183,378	$5,286,315
Marketable securities (Market value $2,229,335,
June 30, 2005 - $2,600,725)	2,054,250	2,394,138
Receivables	1,721,297	677,704
Total current assets	4,958,925	8,358,157

Oil and gas interests (net of accumulated
depletion)	8,252,232	4,068,549
Investment (Note 5)	3,107,782	3,281,950

	$16,318,939	$15,708,656

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	573,536	465,365
Due to shareholder	71,250	37,500
Oakwell claim (Note 8)	7,898,442	7,956,349
Total current liabilities	8,543,228	8,459,214

Site Restoration	252,826	173,204
Future income tax liability	-	-
Total liabilities	8,796,054	8,632,418

Shareholders' equity
Capital stock (Note 6)	43,577,303	43,339,132
Contributed surplus (Note 6)	152,845	149,109
Deficit	(36,207,263)	(36,412,003)
Total shareholders' equity	$7,522,885	$7,076,238

	$16,318,939	$15,708,656

The accompanying notes are an integral part of these consolidated financial statements

EnerNorth Industries Inc.
Consolidated Statements of Operations and Deficit
(Unaudited)
(Expressed in Canadian dollars)
	For the nine months		For the three months
	ended March 31,		ended March 31,
	2006	2005*	2006	2005*

Revenue
Oil and gas revenue	$908,498	$753,987	$203,386	$271,878
Less: royalties	128,361	157,778	36,445	65,834
	780,137	596,209	166,941	206,044

Expenses
Operating and transportation	282,318	354,811	84,637	88,317
Depletion and accretion	510,674	546,448	120,194	184,835
Administrative expenses	1,389,507	1,873,946	652,510	749,972
Interest	1,925	1,542	658	359
	2,184,424	2,776,747	857,999	1,023,483
Loss before the following	(1,404,287)	(2,180,538)	(691,058)	(817,439)

Foreign exchange gain (loss)	186,718	492,781	34,278	(11,050)
Oakwell claim (Note 8)	(329,621)	-	(131,660)	-
Interest income	220,233	221,452	16,850	56,603
Cash distributions from marketable securities	178,668	-	69,021	-
Gain on sale of marketable securities	1,353,029	9,775	1,070,892	-

Net income (loss) from continuing operations	204,740	(1,456,530)	368,323	(771,886)

Net income from discontinued
operations (Notes 4 and 7)	-	337,355	-	112,367
Gain on disposition of discontinued operations	-	1,847,642	-	1,847,642

Net income	204,740	728,467	368,323	1,188,123

Deficit, beginning of period	(36,412,003)	(36,249,254)	(36,575,586)	(36,708,910)

Deficit, end of period	($36,207,263)	($35,520,787)	($36,207,263)	($35,520,787)

Net income per common share	$0.05	$0.18	$0.09	$0.29

Net income (loss) from continuing operations per
common share	$0.05	($0.36)	$0.09	($0.19)

Weighted average common shares
outstanding (thousands)	4,063	4,059	4,073	4,059

Fully diluted net income per common share	$0.04	$0.16	$0.08	$0.26

*Comparative figures have been reclassified to conform to the current periods financial statement presentation (See Notes 4 and 7).

The accompanying notes are an integral part of these consolidated financial statements

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)
	For the nine months		For the three months
	ended March 31,		ended March 31,
	2006	2005*	2006	2005*

Cash provided by (used in)

Operating activities
Net income (loss) from continuing operations	$204,740	($1,456,530)	$368,323	($771,886)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities
Depletion and accretion	510,674	546,448	120,194	184,835
Oakwell claim	(57,907)	-	112,863	-
Stock based compensation	3,736	149,446	-	149,446
Unrealized foreign exchange (gain) loss	174,168	(370,646)	(37,910)	133,185
Gain on sale of marketable securities	(1,353,029)	(9,775)	(1,070,892)	-
	(517,618)	(1,141,057)	(507,422)	(304,420)
Net change in non-cash working capital
Receivables	(1,043,593)	653,221	(82,328)	(238,488)
Accounts payable and accrued liabilities	108,171	175,478	(14,379)	(78,116)
Cash used by operating activities
from continuing operations	(1,453,040)	(312,358)	(604,129)	(621,024)
Cash provided by operating activities
of discontinued operations	-	1,868,433	-	211,955
	(1,453,040)	1,556,075	(604,129)	(409,069)

Financing activities
Due to shareholders (net)	33,750	(42,000)	52,500	(42,000)
Issue of common shares	238,171	-	238,171	-
Financing activities of discontinued operations	-	(2,981,618)	-	(1,579,840)
	271,921	(3,023,618)	290,671	(1,621,840)

Investing activities
Oil and gas assets	(4,635,320)	(589,270)	(2,497,925)	(112,565)
Site restoration liability assumed	20,585	-	20,585	-
Purchase of marketable securities (net)	1,692,917	(1,487,867)	1,979,244	(1,499,242)
Proceeds from sale of discontinued operations	-	8,111,989	-	8,111,989
Investing activities of discontinued operations	-	896,809	-	1,188,259
	(2,921,818)	6,931,661	(498,096)	7,688,441

Increase (decrease) in cash	(4,102,937)	5,464,118	(811,554)	5,657,532
Cash, beginning of period	5,286,315	600,313	1,994,932	406,899
Cash, end of period	$1,183,378	$6,064,431	$1,183,378	$6,064,431

Cash, end of period consists of:
Cash	$461,180	$264,855	$461,180	$264,855
Money market funds	$722,198	$5,799,576	$722,198	$5,799,576

*Comparative figures have been reclassified to conform to the current periods financial statement presentation (See Notes 4 and 7) .

The accompanying notes are an integral part of these consolidated financial statements

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Period Ended March 31, 2006
(Expressed in Canadian Dollars)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended June 30, 2005. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements together with notes for the year ended June 30, 2005. For further detailed discussions please refer to the Company’s Management Discussion and Analysis of Financial Condition and Operating Results for the three and nine month period ending March 31, 2006.

The Company’s primary activities include investment in, exploration, development and production of oil and gas. The unaudited consolidated financial results for the periods ending March 31, 2006 and 2005 include the accounts of the Company and its subsidiaries Sawn Lake Resources Ltd. (“Sawn”) and Euro India Canara Private Limited (“EIPCL”) which is carried on the balance sheet at nil. The results of operations of its former wholly owned subsidiaries, held through M&M Engineering Limited (“M&M”) are accounted for as discontinued operations (See Notes 4 and 7).

Operating results for the three and nine month periods ending March 31, 2006 are not indicative of the results that may be expected for the full year ending June 30, 2006.

The Company’s ability to continue as a going concern is primarily dependent upon the enforceability of the Oakwell Claim (see Note 8). If the application of the judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company’s financial condition.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the “going concern” assumption is not appropriate for these consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

On March 31, 2006 the Company acquired 100% of the shares of Sawn for gross proceeds of $2,349,715. Sawn is an Alberta Company with interests in oil and gas properties located in Alberta and Saskatchewan. The allocation of the purchase price was as follows:

Current assets	$32,718
Oil and gas assets	2,339,474
Payables	1
Site restoration liabilities	$(20,585)
Net assets acquired *	$2,351,608

*Including transaction costs of $1,893

2.	Seasonality and Trend Information

Oil and gas production is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

3.	Segmented information

The Company's operations consist of one operating segment in the oil and gas industry, which includes investment in, exploration, development and production of oil and gas. These operations consist of one cost centre, Canada.

4.	Discontinued Operations

On February 1, 2005 the Company divested of its interests in M&M for cash proceeds of Cdn. $7,361,989. The transaction was a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company. Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash.

        The results of M&M have been accounted for as discontinued operations. Estimated disposal costs have been included in the net income from discontinued operations.

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Period Ended March 31, 2006
(Expressed in Canadian Dollars

5.	Investment

As of March 31, 2005 the Company owns 11,848,200 common shares, par value Indian Rupees (“INR”) 10 in Konaseema Gas Power Limited (formerly known as Konaseema EPS Oakwell Power Limited).

6.	Share Capital

         Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

Issued
Common shares

	#	Consideration
Balance, as at June 30, 2005	4,059,009	$43,339,132
Exercise of common share purchase options	15,000	13,171
Issued pursuant to acquisition of Sawn	103,212	225,000
Balance, as at March 31, 2006	4,177,221	$43,577,303

Contributed Surplus
Value
Balance, as at June 30, 2005	$149,109
Issuance of options	3,736
Balance, as at March 31, 2006 and May 2, 2006	$152,845

Common share purchase options

Exercise	Expiry	2006	2005
Price	Date	#	#
US$0.75	February 28, 2010	585,000	600,000
US$1.77	July 15, 2008	15,000	-
Balance, as at March 31, 2006		600,000	600,000

Of the options priced at US$1.77, 10,000 vest July 15, 2006 and 5,000 vest on July 15, 2007.

7.	Comparative Figures

As a result of discontinued operations the comparative unaudited consolidated financial statements have been reclassified from statements previously presented to conform to the March 31, 2006 presentation.

8. Oakwell Claim

The Oakwell Claim relates to a Singapore judgment against the Company plus costs and interest. On August 2, 2005 the Superior Court for the Province of Ontario ruled that the Singapore judgment was enforceable in Ontario with costs. The Company filed a notice of appeal of the August 2, 2005 ruling. The appeal was heard on April 10, 2006 and judgment was reserved.

9. Related Party Transactions

During the nine month period ended March 31, 2006 the Company paid Chadha & Co., a company controlled by Namita Chadha who was appointed a director of EIPCL, $23,524 for services rendered on behalf of the Company (2005 - $17,109).

During the nine month period ended March 31, 2006 the Chairman, a director and shareholder of the Company was awarded $71,250 as compensation for services rendered on behalf of the Company.